Filed under Rule 433
File No. 333-120611
Final Term Sheet
March 10, 2008

Issuer:	Consumers Energy Company
Size:	$250,000,000 5.65% First Mortgage Bonds due 2018
Maturity:	September 15, 2018
Interest rate:	5.65%
Yield to maturity:	5.699%
Spread:	225 basis points
Benchmark Treasury Security:	3.50% due February 15, 2018
Benchmark Treasury Yield:	3.449%
Optional redemption:	Make-whole call at treasury rate plus 45 basis points
Interest payment dates:	March 15 and September 15
First interest payment date:	September 15, 2008
Public offering price:	99.617% per bond
Trade date:	March 10, 2008
Settlement date:	March 14, 2008 (T+4)
Ratings:	Baa1 / BBB / BBB+ (Moody’s / S&P / Fitch)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Joint Book-Running Managers:	Barclays Capital Inc.;
BNP Paribas Securities Corp.;
Scotia Capital (USA) Inc.
Co-managers:	Greenwich Capital Markets, Inc.;
Wedbush Morgan Securities Inc.;
Comerica Securities, Inc.;
Wells Fargo Securities, LLC;
The Williams Capital Group, L.P.
CUSIP:	210518CQ7
Consumers Energy Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Consumers Energy Company has filed with the SEC for more complete information about Consumers Energy Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Consumers Energy Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free either Barclays Capital Inc. at 1-888-227-2275, Ext. 2663, BNP Paribas Securities Corp. at 1-800-854-5674 or Scotia Capital (USA) Inc. at 1-800-372-3930.